UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

VIVO CAPITAL SURPLUS FUND VIII, L.P., *Plaintiff*, v. 1GLOBE CAPITAL LLC and JIAQIANG LI, *Defendants*.	Case No. 1:25-cv-10914-MJJ Motion for Leave to File Consolidated Reply Brief in Excess of Page Limits Granted on September 3, 2025 (Doc. No. 54) Oral Argument Requested

REPLY BRIEF IN SUPPORT OF
DEFENDANTS' MOTION TO DISMISS AMENDED COMPLAINT
AND MOTION TO DISSOLVE PRELIMINARY INJUNCTION

TABLE OF CONTENTS


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TABLE OF AUTHORITIES

Page(s)

Cases

PRELIMINARY STATEMENT

Plaintiff's opposition memoranda are most remarkable for what Plaintiff ignores. The recently filed Schedule 13D Amendments disclose the exact categories of information that Plaintiff had claimed were omitted, eliminating any basis for Plaintiff's claim. Thus, Plaintiff resorts to selective omissions and half-truths. But this Court need not credit Plaintiff's mischaracterizations. The case law is clear: a Section 13(d) claim is mooted when the information at issue has been disclosed or, when the parties dispute the facts, that dispute is disclosed. Nonetheless, Plaintiff insists that the Amendments are insufficient. Plaintiff's arguments fail, however, because the Amendments address the supposed deficiencies, there is nothing new in the Amended Complaint that changes that fact, and what Plaintiff truly seeks is not a disclosure of facts, but a disclosure of fictions. In the end, Plaintiff's strategy is not to seek enforcement of the securities laws, but to weaponize them against the only shareholder who stood in the way of Plaintiff and its cronies' shameless looting of Sinovac.

Separating the wheat from the chaff, Plaintiff essentially advances three arguments in its effort to forestall dismissal, none of which survives scrutiny. *See generally* Doc. No. 51 (Opp. to Mot. to Dissolve) at 5; Doc. No. 50 (Opp. to Mot. to Dismiss) at 9–12. Plaintiff's argument that Defendant Jiaqiang Li ("Li") failed to file his own Schedule 13D ignores the fact that the recent Amendments disclose the exact amount of his beneficial ownership of Sinovac shares, and Plaintiff does not allege otherwise. Moreover, the Amendments clearly specified that all shares previously reported on a Schedule 13G by the Chiang Li Family dropped below the reporting threshold and were subsequently sold to another party, as disclosed in the Schedule 13D amendment filed in December 2020. Plaintiff's suggestion that 1Globe concealed "understandings" and "relationships" with OrbiMed collapses when one reviews 1Globe's disclosures under Item 6, where 1Globe specifically described its relationship with OrbiMed. And Plaintiff's demand that

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1Globe reveal plans to "regain" control of the Sinovac board assumes a change of control that never occurred and that 1Globe denies. The law does not compel the disclosure of Plaintiff's speculation or fiction. It compels the disclosure of facts, and 1Globe has disclosed them. Where parties dispute those facts, the *Avnet* Rule governs, allowing a party to disclose the dispute and not forcing it to confess to a plaintiff's view of the facts.

Accordingly, this Court should dismiss Plaintiff's claim and dissolve its preliminary injunction. But the Court is not required to close its eyes to the greater context. At bottom, this dispute arises not from any legitimate concerns about Schedule 13D disclosure but from an effort to protect Plaintiff's self-dealing. Through a sham PIPE transaction and a $15 million "loan" that generated a windfall of more than $400 million from 2021 to 2024, Plaintiff and its cronies enriched themselves while ordinary Sinovac shareholders, like 1Globe, were locked out of dividends and their shares were frozen on Nasdaq for more than six years. By contrast, 1Globe fought to vindicate shareholder rights and succeeded when the Privy Council declared Sinovac's prior board illegitimate and "imposters" since 2018. Recognizing as much, two independent corporate-governance firms—Institutional Shareholder Services ("ISS") and Glass Lewis— supported the Li-led Board in its efforts to correct the imposter board's corporate-governance failures. *See* Doc. No. 49-5. After the Privy Council ousted the "imposters" serving on Sinovac's board and the new board questioned whether Plaintiff and its affiliates are actually shareholders at all, Plaintiff's response is to attack 1Globe. The Court should see Plaintiff's campaign for what it is: a transparent effort to weaponize Section 13(d) to distract from its own misconduct as it tries to preserve the fruits of its misdeeds.

ARGUMENT

The Court should dismiss Plaintiff's claim and dissolve the Preliminary Injunction.

I.   **THIS COURT SHOULD DISMISS THE AMENDED COMPLAINT.**[1]

    A.   **This Court Should Dismiss Plaintiff's Claim Under Rule 12(b)(1).**

        1.   **Vivo Does Not Dispute that this Court Has No Jurisdiction to Adjudicate Moot Claims, Including Moot Section 13(d) Claims.**

Plaintiff does not dispute that, under the U.S. Constitution, this Court lacks jurisdiction to adjudicate moot claims. *See* Doc. No. 48 at 5, 8-9. Relatedly, a Section 13(d) claim based on alleged omissions is mooted by the disclosure of the allegedly omitted facts, and Plaintiff does not argue otherwise. *See* Doc. No. 48 at 10-17. Instead, Plaintiff ignores the disclosures that moot Plaintiff's claims, on the one hand, and cites distinguishable or inapposite cases, on the other.

In its opposition memoranda, Plaintiff argues that, in the Schedule 13D Amendments, "1Globe *merely* provided a partial disclosure of this lawsuit and Vivo's claims," hoping the Court would not read the Amendments for itself. Doc. No. 50 at 1 (emphasis added); *see also* Doc. No. 50 at 12 ("In response, *Defendants merely provided partial disclosures about this action* and now request a dismissal on mootness grounds."). But the Amendments did not "merely" disclose Plaintiff's claim; the Amendments included, among other things, the exact categories of information referenced in the Court's recent preliminary injunction order ("Order"). Amendments Nos. 4, 5, and 6 disclosed: (1) Chiang Li's ownership relationship to 1Globe; (2) the precise amount of 1Globe's and Chiang Li's aggregate beneficial ownership of Sinovac stock; (3) 1Globe's relationship with OrbiMed; (4) a description, in Item 4 of Schedule 13D, of plans and proposals regarding Sinovac; and (5) a description, in Item 6 of Schedule 13D, of arrangements, understandings, or relationships with others with respect to Sinovac shares. *See* Doc. No. 49-1 at

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[1] Plaintiff incorrectly argues that Defendants' Motion to Dismiss relies on materials outside the Complaint. Doc. No. 50 at 16 & n. 9. That is not true; it relies solely on the Amended Complaint and documents attached thereto or incorporated therein by reference. *See* Doc. No. 48 n. 7.

6–7; Doc. No. 49-2 at 6–7; Doc. No. 49-3 at 6–7. Plaintiff ignores these specific factual disclosures.

Plaintiff's effort to label Defendants' disclosure of this lawsuit as "*partial*" also is a mischaracterization. The Amendments disclosed Plaintiff's claim as follows, tracking the very allegations set forth in the lone count of Plaintiff's Complaint (and Amended Complaint):

> In this new action, the plaintiff alleges a disclosure violation claim under Section 13(d) of the Securities Exchange Act of 1934, alleging that Defendants failed to disclose: (1) any information relating to Li, including that he is not a passive investor; (2) 1Globe Capital LLC and Li's aggregate beneficial ownership of Issuer stock; (3) the formation of an alleged group among 1Globe Capital LLC, Li, OrbiMed, and others; (4) a description, in Item 4 of Schedule 13D, of their plans and proposals regarding the Issuer; and (5) a description, in Item 6 of Schedule 13D, of their arrangements, understandings or relationships with others with respect to shares of the Issuer.

Compare Doc. No. 49-3 at 6 *with* AC ¶¶ 62–63 & Compl. ¶¶ 44–45.[2]

Plaintiff argues that this disclosure does not moot its claim under the *Avnet* Rule because "[m]any courts across the nation have rejected arguments similar to Defendants'." Doc. No. 50 at 19. But within the First Circuit, *Avnet* has been recognized as the majority position "overwhelmingly" followed across jurisdictions. *Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. v. Ocean Cap. LLC*, 2023 WL 5835786, at *9 (D.P.R. Aug. 10, 2023) ("Throughout the years and as recently as in the year 2023, courts have overwhelmingly followed the lead in *Avnet*."), *report and recommendation adopted*, 2023 WL 5830381 (D.P.R. Sep. 8, 2023) (adopting the "comprehensive and well-reasoned" report and recommendation, agreeing that amendments to

[2] Contrary to Plaintiff's suggestion otherwise, there is no law or rule that requires a party to attach a complaint or court order to avail itself of the *Avnet* Rule. *See, e.g.*, *Cartica Mgmt., LLC v. Corpbanca, S.A.*, 50 F. Supp. 3d 477, 495–96 (S.D.N.Y. 2014) (holding that disclosures were sufficient where they "note[ed] [plaintiff's] contentions" and "explain[ed] [plaintiff's] complaint").

SEC filings rendered plaintiff's "claims moot, thereby stripping this Court of jurisdiction"), *aff'd*,

137 F.4th 6 (1st Cir. 2025) (affirming dismissal of Section 13(d) claims).

As recognized within the First Circuit, the *Avnet* Rule is the default presumption followed

by the overwhelming majority of courts. *See, e.g., Nano Dimension Ltd. v. Murchinson Ltd.*, 102

F.4th 136, 140–41 (2d Cir. 2024). Trying to evade this rule, Plaintiff cites a handful of dated

district court cases holding or suggesting that disclosure of the dispute, rather than disclosure of

facts, is insufficient. Doc. No. 50 at 13 & n.8. But these outlier authorities, tracing to *Warner*,

have been recognized as aberrant and unpersuasive. *Warner Commc'ns, Inc. v. Murdoch*, 581 F.

Supp. 1482, 1501–02 (D. Del. 1984). One court flatly rejected *Warner* as "an outlier" and

reaffirmed the default rule that "disclosing [a plaintiff's] contentions while continuing to dispute

them is sufficient disclosure." *Forte Biosciences, Inc. v. Camac Fund, LP*, 2024 WL 2946584, at

*3 (N.D. Tex. June 11, 2024). As another court noted, to the extent that *Warner* suggests "the

Williams Act requires more than disclosure of the dispute, it is inconsistent with the weight of

authority discussed above and will not be followed by this Court in this case." *Taro Pharm. Indus.,*

Ltd. v. Sun Pharm. Indus., Ltd., 2010 WL 2835548, at *16 (S.D.N.Y. July 13, 2010).[3]

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[3] The remainder of Plaintiff's cases are factually distinguishable, many involving evidence of falsehoods in the amended pleadings. *See Dan River, Inc. v. Unitex, Ltd.*, 624 F.2d 1216, 1226 (4th Cir. 1980) (noting "*significant items* in the record which suggest that" the defendants' amended filings contained falsehoods) (emphasis added); *E.ON AG v. Acciona, S.A.*, 468 F. Supp. 2d 537, 555 (S.D.N.Y. 2006) (declining to moot claim because plaintiff had "demonstrated *a substantial likelihood* that [defendant] made misstatements and omissions" in its amended Schedule 13D filing) (emphasis added); *Foster Wheeler Corp. v. Edelman*, 1987 WL 61446, at *5 (D.N.J. Dec. 9, 1987) (holding that when "*plaintiff has raised sufficient questions* about the defendants' compliance with the law to require further exploration," an amended filing does not moot a section 13(d) claim) (internal citations omitted) (emphasis added); *Biofrontera AG v. Deutsche Balaton AG*, 2020 WL 1489788, at *8 (S.D.N.Y. Mar. 27, 2020) (holding that inaccuracies in defendant's filings "were not fixed by timely corrective disclosures"); *Meridian OHC Partners, LP v. Davis*, 2018 WL 1368266, at *5 (D. Nev. Mar. 15, 2018) (declining to hold claim was moot based on *plaintiff's*, rather than defendant's, disclosure of dispute).

In recent years, *Warner*'s outlier approach has gone from disfavored to all but buried. In *Nano Dimension*, the Second Circuit recently rejected the argument that "Section 13(d) requires that a party disclose the [alleged] actual truth (e.g., whether they are acting as a group)," such that "disclosure and denial of [the plaintiff's] allegations could not remedy any violation of the statute." *Nano Dimension Ltd.*, 102 F.4th at 140–41. Instead, the court reaffirmed "the rule espoused in *Avnet*, which is consistent with our cases cautioning that '[t]he disclosure required by the [Williams] Act is not a rite of confession,' but rather '[w]hat is required is the disclosure of material objective factual matters.'" *Id*. at 141 (quoting *Data Probe Acquisition Corp. v. Datatab, Inc.*, 722 F.2d 1, 5–6 (2d Cir. 1983)).[4] In short, the *Avnet* Rule has been adopted as the majority rule across jurisdictions, including within the First Circuit. It applies here and dictates dismissal.

2.   The Section 13D Amendments Moot Plaintiff's Claim Here, And the Court Should Dismiss the Amended Complaint.

Plaintiff argues its claim is not moot because: (1) Defendant Li did not personally file a Schedule 13D; (2) 1Globe did not disclose its "understandings" and "relationship" with OrbiMed; and (3) 1Globe did not disclose plans to "regain" control of Sinovac. *See* Doc. No. 50 at 8–10. As discussed below, these arguments all fail.

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[4] In addition to the above authorities, cases following *Avnet* are legion. *See, e.g.*, *Lions Gate Ent. Corp. v. Carl C. Icahn*, 2011 WL 1217245, *3 (S.D.N.Y. Mar. 30, 2011) (dismissing Section 13(d) claim based on amended Schedule 13D); *Bally Total Fitness Holding Corp. v. Liberation Invs., L.P.*, 2005 WL 3525679, *1-2 (D. Del. Dec. 22, 2005) (denying preliminary injunction based on finding that defendants had adequately disclosed the dispute); *Telenor E. Inv. AS v. Eco Telecom Ltd.*, 2005 WL 2239999, *3-4 (S.D.N.Y. Sep. 7, 2005) (denying preliminary injunction finding defendant's disclosures sufficient under *Avnet*); *Ranger Oil Ltd. v. Petrobank Energy & Res. Ltd.*, 2000 WL 33115906, *12 (S.D.N.Y. May 23, 2000) (denying preliminary injunction on the grounds that plaintiff had failed to show irreparable harm, as defendants' disclosures were adequate under *Avnet*); *Amanda Acquisition Corp. v. Universal Foods Corp.*, 708 F. Supp. 984, 993 (E.D. Wis.), *aff'd*, 877 F.2d 496 (7th Cir. 1989) (denying motion for preliminary injunction based on finding that disclosure of alleged violations satisfied defendants' legal obligations).

As an initial matter, Plaintiff's three arguments all relate to disputes between the parties, and because those disputes have been disclosed, Plaintiff's claim is moot under the *Avnet* Rule. *See* Doc. No. 48 at 16 (citing *Avnet* and progeny); *see supra* § I.A.1. As discussed above, 1Globe disclosed Plaintiff's claim, including its specific allegation that Defendants failed to disclose "any information relating to Li, including that he is not a passive investor"; "the formation of an alleged group among 1Globe Capital LLC, Li, OrbiMed, and others"; and "a description, in Item 6 of Schedule 13D, of their arrangements, understandings or relationships with others with respect to shares of the Issuer." AC ¶¶ 62–63. Any claim, therefore, that Li should have filed a Schedule 13D because "he is not a passive investor" is thus mooted under *Avnet*. Likewise, any claim that Defendants failed to disclose the formation of a group with OrbiMed is also mooted. Also mooted is any claim that 1Globe failed to disclose its "understandings" or "arrangements" with others. Thus, even if 1Globe had not disclosed these facts, the disclosure of Plaintiff's allegations in Amendments Nos. 5 and 6 and 1Globe's rejection of those claims moots Plaintiff's claim. *See Cartica Mgmt.*, 50 F. Supp. 3d at 495–96 (holding that disclosure of dispute was sufficient to moot claim that two shareholders had formed a group).

But 1Globe did more than merely disclose its disputes with Plaintiff, and Plaintiff's claim on each such allegation is moot for other reasons as well. Plaintiff's argument that Li should have personally filed a Schedule 13D is mooted by the fact that, coupled with 1Globe's actual disclosures, any such alleged defect is not material, as a matter of law: The Amendments disclosed Li's ownership interests, both direct and indirect, and Plaintiff alleges no fact to suggest that they did not, other than rank speculation. There is no dispute as to how many Sinovac shares Li beneficially owns, as there is no allegation that Li owns a single share more than that disclosed.

Contrary to the opposition memoranda, the Amendments were not "conspicuously silent" about defendants' relationship with OrbiMed. *See* Doc. No. 49-2 at 7; Doc. No. 49-3 at 6–7. Rather, the Amendments disclosed Defendants' relationship with OrbiMed as follows:

> Dr. Li and two senior partners of OrbiMed Advisors LLC currently serve on the Board in accordance with the Judgment issued by the Privy Council on January 16, 2025, the Privy Council's Order dated February 5, 2025, and Antiguan law. 1Globe Capital, along with OrbiMed Advisors LLC and certain OrbiMed Advisors LLC affiliates . . . have been co-defendants in multiple lawsuits filed by certain affiliates of Vivo Capital LLC and by Advantech Capital Partners Ltd.'s affiliate Prime Success, L.P. against the Issuer, and co-plaintiffs in one action related to the Disputed PIPE (as defined in the Schedule 13D), as the Issuer's Board has sought to fulfill its fiduciary duty to implement the Privy Council's Judgment and Order, all of which information is in the public domain. There is no arrangement or agreement between 1Globe Capital and OrbiMed to acquire, hold, vote, or dispose of any of the Issuer's securities.

Doc. No. 49-2 at 7; Doc. No. 49-3 at 7. Accordingly, Plaintiff's claim based on an alleged failure to disclose any relationship or understanding with OrbiMed is moot, as a matter of law. Plaintiff is harassing Defendants, who are (as disclosed) separately in litigation with Plaintiff and its allies.

Finally, Plaintiff's argument that Defendants failed to disclose plans to "regain" control of Sinovac is preposterous. There was no legitimate shareholder vote in July 2025 that replaced the Sinovac Board of Directors; the shareholder meeting was adjourned. *See* Doc No. 48 at 10; Doc. No. 49-6. While Plaintiff ignores the obvious fact that this matter is subject to dispute, this Court does not have to do so. *See* Doc. No. 49-7. As noted above, the securities laws are "not a rite of confession," *see supra* § I.A.1, and they do not require a shareholder to disclose facts that are false or that it believes are false.

Defendants' disclosures moot Plaintiff's claims, and contrary to Plaintiff's argument, there is no exception to the mootness doctrine based on any alleged history of conduct by a defendant. Nor could there be, given this Court's limited jurisdiction under the U.S. Constitution. If a plaintiff's Section 13(d) claim is mooted by the filing of a Schedule 13D, this Court no longer has jurisdiction, as a matter of law. While a Section 13(b) plaintiff seeking to harass another

shareholder may find it inconvenient for a defendant to disclose either the facts that it allegedly

omitted or the existence of a dispute between the parties, such disclosures moot that plaintiff's

claims and bring an end to the case in a federal court. Likewise, a plaintiff whose improper purpose

is to misuse a Section 13(d) action to open the doors of the discovery process so that it can use that

discovery in other litigation will find any and every reason to be dissatisfied with disclosure, but

that does not alter this Court's analysis of its subject matter jurisdiction.

B.   This Court Should Dismiss the Amended Complaint under Rule 12(b)(6), Rule 9(b), and the PSLRA.

Plaintiff's claim should be dismissed independently for failure sufficiently to plead a

Section 13(d) violation and because Plaintiff lacks standing.

1.   Plaintiff's Conclusory Allegations Are Legally Inadequate.

Plaintiff appears to concede that its claim is subject to the heightened pleading standards

of the PSLRA. Doc. No. 50 at 21–22. Nonetheless, it advances yet more speculation and half-

truths, hoping that this Court will blindly take as true its allegations under the inapplicable Rule

8(a), even where they are inconsistent or unsupported by the sort of specific facts that the PSLRA

and Rule 9(b) require. As Defendants pointed out in the Moving Brief, Plaintiff's Amended

Complaint left untouched Plaintiff's fundamental claim, Doc. No. 48 at 13, and Plaintiff's

Amended Complaint fails to state a claim for all of the same reasons that moot its original claim.

Plaintiff's Amended Complaint offers nothing new. Like the original Complaint, the

Amended Complaint continues to base its claims on allegations concerning whether Defendants

have made sufficient disclosure about Li's shareholdings, Defendants' relationship with OrbiMed,

and their plans for control of Sinovac. *See* Doc. No. 49-4 at 19–20. Accordingly, the same

disclosures that moot Plaintiff's claim establish that Plaintiff has failed to state a claim, as a matter of law. *Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.*, 137 F.4th at 19 (affirming

dismissal of Section 13(b) claim for failure to state a claim, noting the plaintiffs needed to do more

than allege "merely overlapping advisors or interests"). After all, a claim based on an alleged

omission cannot survive where the alleged omission or the dispute concerning the alleged omission

was disclosed. *See* Doc. No. 48 at 16.

To the extent that the Amended Complaint contains a few new stray allegations (which are

not important enough to merit mention in Plaintiff's Count I), those allegations do not serve to

state a claim. For example, Plaintiff's allegation that Defendants must disclose their plans to

"regain" control rests on the allegation that shareholders were "fed up" and voted Li out of office.

Doc No. 50 at 7; AC ¶ 9. But Plaintiff makes no mention of the fact that the July 8 shareholder

meeting was adjourned without a vote, and the only vote that occurred was a farcical minibus

meeting that purported to resume the shareholder meeting under a different chair, at a different

location, without notice, without an election inspector, and without all shareholders present. Doc.

No. 48 at 4. And Plaintiff conspicuously avoids mentioning that, even according to its fanciful

tale, the purported shareholder vote resulted in Li being elected director. *See* Doc. No. 7-10 (Ex.

1 to SAIF's Schedule 13D/A filed on March 19, 2025); AC ¶ 9.

2. Plaintiff Lacks Standing.

Plaintiff offers no real response to the fact that the Former Incumbent Directors had ceased

being directors of the Company in February 2018 and acted as "imposters" thereafter, according

to the Privy Council (*see* Doc. No. 22-1 ¶¶ 13–16, 88), and therefore had no authority to enter the

PIPE transaction or issue the PIPE shares. Nor does Plaintiff have any response to the long-

standing principles of agency, contract law, and corporate law that render the actions of persons

without authority—like the "imposter" directors—null and void. Instead, Plaintiff cites this

Court's Order, but the standards applicable at that stage are not the standards applicable on this motion.

With respect to the 84 shares that the plaintiff sought to trick this Court into believing it purchased at the outset of litigation, Plaintiff has no good response to the legal authorities (Doc. No. 48 at 26) holding that shares purchased post-filing may only confer standing if the Court grants a motion to supplement under Rule 15(d). Plaintiff argues that there is no difference between supplementation and as-of-right amendment under Rule 15(a), but there is an obvious difference, as the former requires a motion that must be granted by the Court and the latter does not.

II.   THE COURT SHOULD DISSOLVE ITS PRELIMINARY INJUNCTION.

A.   The Court May Dissolve Its Prior Orders under Rule 60(b).

Plaintiff agrees that the Court has the authority to dissolve its preliminary injunction under Rule 60(b)(5) or (6). *See* Doc. No. 51 at 8. As Plaintiff's cases demonstrate, "a change in operative fact may serve as a basis for vacating a preliminary injunction." *Concilio de Salud Integral de Loiza, Inc. v. Perez-Perdomo*, 551 F.3d 10, 16 (1st Cir. 2008). "'[T]he standard that the district court must apply when considering a motion to dissolve a preliminary injunction is whether the movant has made a showing that changed circumstances warrant the discontinuation of the order.'" *Id.* (citation omitted). That is the case here.

B.   The Court Should Dissolve the Preliminary Injunction Given the Change in "Operative Facts."

Plaintiff does not contest that, if the Court grants Defendants' Motion to Dismiss, the Court must also dissolve the preliminary injunction. *See* Doc. No. 48 at 27 (citing, *inter alia*, *Chaparro-Febus v. Int'l Longshoremen Ass'n, Loc. 1575*, 983 F.2d 325, 331 n.5 (1st Cir. 1992) ("preliminary injunctions, which are interlocutory in nature, cannot survive a final order of dismissal")). Rather, Plaintiff advances arguments that all miss the fundamental point that the Court's preliminary injunction was at its heart a mandatory injunction—ordering Defendants to file an amended

Schedule 13D—and that Defendants did what the Court ordered—they filed the 13D Amendments.

As discussed further below, all of Plaintiffs arguments are inapposite in these circumstances.

First, Defendants dispense above with Plaintiff's argument that Defendants' Amendments

remain lacking. *See* Doc. No. 51 at 9; *see supra* § 1.A.2. Defendants' Schedule 13D Amendments

satisfied the preliminary injunction, and there is no longer any need for it.

Second, the cases Plaintiff cites are wholly inapposite. *See* Doc. No. 51 at 9. Those cases

involved injunctions issued to preserve the status quo, not mandatory injunctions, as here. *See S.*

New Eng. Tel. Co. v. Glob. Naps, Inc., 620 F. Supp. 2d 152, 154–55 (D. Mass. 2009) (preliminarily

enjoining defendants in fraudulent conveyance action from transferring assets); *Student Res. Ctr.,*

LLC v. E. Gateway Cmty. Coll., 2023 WL 6213678, at *19 (S.D. Ohio Sep. 25, 2023) (preliminary

injunction intended "to require both partes to continue performing under the terms of the

Agreement" while their contract dispute was litigated). This Court's *mandatory* preliminary

injunction is of a different nature altogether: it required Defendants to take affirmative steps and

file a Schedule 13D Amendment. Defendants have done what the Court ordered.

Similarly incorrect is Plaintiff's argument that "expected" factual developments cannot

result in changed circumstances warranting the dissolution of a preliminary injunction. *See* Doc.

No. 51 at 4-6. As in the above-cited cases, where a party performs the tasks required by a

mandatory injunction—i.e., "expected" tasks—the injunction should be dissolved.   The

performance of the mandated task is a changed circumstance rendering the mandatory injunction

no longer necessary. This case is entirely unlike those cases Plaintiff cites involving consent

judgments that the consenting parties ask to modify when they later regret giving their consent.

See NLRB v. Flores, 2012 U.S. App. LEXIS 26981, at *26–27 (1st Cir. Aug. 6, 2012) (refusing to modify consent judgment against individual who was jointly and severally liable with corporate defendant that failed to satisfy judgment); *Rufo v. Inmates of Suffolk Cnty. Jail*, 502 U.S. 367, 385 (1992) (remanding for determination by trial court whether Suffolk County Sheriff foresaw growth in inmate population when he entered into consent decree to construct new prison facility).

Finally, Plaintiff incorrectly argues that dissolving the preliminary injunction would "reinstate the harm prohibited by the decree." Doc. No. 51 at 10. While Defendants deny that Plaintiff suffered any harm at any point, any theoretical harm Plaintiff might have suffered before Defendants made their 13D Amendments, and before the July 8, 2025 shareholder meeting, no longer exists now that disclosure has been made. Indeed, Plaintiff readily acknowledges that "the exigency underlying Plaintiff's request for preliminary injunctive relief has passed." Doc. No. 51 at 1–2. While Plaintiff may desire that Defendants labor under the pendency of a broad injunction that they comply with Section 13(d) *ad infinitum*, such an injunction is not justified by any existing circumstances nor fair to Defendants, and it will obviously lead to repeated efforts by Plaintiff to sanction Defendants, as Plaintiff already threatens. *See* Doc. No. 50 at 10 n.5.

C.   The Court Should Dissolve the Preliminary Injunction Because It Was Based on a Distortion of the Factual Record and Inadmissible Evidence.

Under Rule 60(b)(6), the Court to modify judgments for any "reason that justifies relief." While Plaintiff notes that such relief requires exceptional circumstances, Plaintiff ignores the instant circumstances, where Plaintiff intentionally misled the Court into issuing a preliminary injunction based on inadmissible and false allegations. *See* Doc. No. 48 at 26, 28.

Plaintiff offers no real defense for its misconduct. Out of one side of its mouth, it argues that the inadmissible SEC settlement featured in its Complaint and Amended Complaint does not even relate to its claim. It argues: "The Amendments incorrectly describe that Vivo's allegations, for the most part, relate to the SEC investigation in 2018." Doc. No. 50 at 21. This argument should come as a surprise to this Court, which relied on Plaintiff's SEC-related allegations when it issued its Order, citing and discussing the SEC settlement. *See* Doc. No. 39 at 7–8. Out of the other side of its mouth, Plaintiff argues that this Court can consider hearsay such as the SEC settlement. Doc. No. 51 at 10 n.2. But Plaintiff offers no direct response to the many cases holding that Courts should give no weight to unproven allegations, including those in an SEC settlement (such as the technical and non-fraud-based allegations in the SEC settlement here). *See* Doc. No. 48 at 32–33.

In addition, Plaintiff lacks any good response to the fact that it misrepresented to the Court a ruling from the High Court of Hong Kong and supposed findings of a PRC regulator. Neither of those matters had anything to do with 1Globe or Li, let alone any finding of wrongdoing by 1Globe or Li, as Plaintiffs dishonestly represented to the Court. *See* Doc. No. 48 at 30–32. Again, Plaintiff's misrepresentations to the Court were a basis for the Court's preliminary injunction, which Plaintiff then quoted in a press release. *See* Doc. No. 48 at 32; Doc. No. 49-8.

Because it cannot substantiate its allegations, Plaintiff barely even tries. Its only purported factual basis for these allegations is a self-serving filing by Sinovac while controlled ***by the Imposter Board***. *See* Doc. No. 51 at 8 (citing a Sinovac filing made while the Imposter Board controlled the Company). If a court ruling or regulatory finding truly supported its claims, Plaintiff would have submitted it. Instead, it relies on hearsay in a document drafted by its own allies—a tactic that exposes the allegations as not just untrustworthy, but utterly baseless.

CONCLUSION

For the reasons set forth in the Moving Brief and herein, this Court should dismiss, with prejudice, the Amended Complaint and dissolve the preliminary injunction.

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Dated: September 10, 2025

DEFENDANTS,

By their attorneys,

/s/ Jason D. Frank
Jason D. Frank, BBO# 634985
Matthew C. McDonough, BBO# 690738
MORGAN, LEWIS & BOCKIUS LLP
One Federal Street
Boston, MA 02110
Tel: (617) 341-7700
jason.frank@morganlewis.com
matthew.mcdonough@morganlewis.com

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<u>CERTIFICATE OF SERVICE</u>

I, Jason D. Frank, hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on September 10, 2025.

/s/ *Jason D. Frank*
Jason D. Frank